

Mail Stop 4631

May 8, 2017

<u>Via Facsimile</u>
Mr. Phillip G. Creek
Executive Vice President and Chief Financial Officer
M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, OH 43219

>   **RE: M/I Homes, Inc.**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Filed February 17, 2017**
>   **File No. 1-12434**

Dear Mr. Creek:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2016</u>
<u>Item 8. Financial Statements and Supplementary Data</u>
<u>Note 8. Commitments and Contingencies, page 72</u>

1.   We note that you recorded a total charge of $19.4 million during the year ended December 31, 2016 for stucco-related repair costs for (1) homes in your Florida communities that you had identified as needing repair but have not yet completed the repair and (2) estimated repair costs for homes in your Florida communities that you have not yet identified as needing repair but that may require repair in the future. The remaining reserve at December 31, 2016 was $11.9 million, which you believe is sufficient to cover both known and estimated future repair costs. We further note that you may revise your estimate of future costs of stucco-related repairs, which revision could be material. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is

material, please disclose in future filings the estimated additional loss, or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or SiSi Cheng, Staff Accountant, at (202) 551-5004 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction